[redacted]

10028667

BB 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) MO (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Hall 816-968-0602 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

4801 Main Street, Suite 400 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 30 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 22, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN W. BAXTER
Notary Public-Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: March 15, 2013
Commission Number: 09549105

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

NPGC FUND, L.P.

(A Limited Partnership)

Financial Statements
December 31, 2009 and 2008
(With Independent Auditors' Report Thereon)

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

The Partners
NPGC Fund, L.P.

We have audited the accompanying statements of assets, liabilities, and partners' equity, including the schedule of investments, of NPGC Fund, L.P. (the Partnership) as of December 31, 2009 and 2008, and the related statements of operations and changes in partners' equity for the years then ended. These financial statements are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPGC Fund, L.P. as of December 31, 2009 and 2008, and the results of its operations and changes in its partners' equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Omaha, Nebraska
March 22, 2010

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Assets, Liabilities and Partners' Equity
December 31, 2009 and 2008

Assets		**2009**		2008
Current Assets:				
Cash and cash equivalents	$	**2,106,515**	$	4,512,455
Equity in Commodity Trading Accounts:				
Margin and other deposits at broker, cash		**1,781,097**		2,720,891
Open trade equity on daily cash settled contracts		**(4,353)**		164,569
Net equity in commodity trading accounts		**1,776,744**		2,885,460
Investment in Limited Partnerships		**5,207,290**		2,334,038
Accrued interest receivable		**36**		1,302
Total assets	**$**	**9,090,585**	$	9,733,255

Liabilities and Partners' Equity				
Liabilities:				
Accrued commissions and fees	**$**	**32,212**	$	194,602
Total liabilities		**32,212**		194,602
Partners' Equity:				
Limited partners; 2,295.3 units outstanding at December 31, 2009 and 2008		**8,894,754**		9,366,370
General partner; 42.2 units outstanding at December 31, 2009 and 2008		**163,619**		172,283
Total partners' equity		**9,058,373**		9,538,653
Total liabilities and partners' equity	**$**	**9,090,585**	$	9,733,255
Net asset value per outstanding unit of partnership interest at end of year	**$**	**3,875**	$	4,081

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008
Investment income:		
Interest income	$ 2,628	$ 85,781
Operating expenses:		
Incentive fees	-	479,679
Commissions	136,262	137,026
Management fees	173,776	183,987
Exchange fees	3,178	11,001
Other	26,750	36,664
Total expenses	339,966	848,357
Net investment loss	(337,338)	(762,576)
Net realized trading gain (loss) on closed contracts from investment including foreign currency translation	(191,872)	1,618,799
Net unrealized depreciation on open contracts from investment, including foreign currency translation	(24,323)	(54,859)
Equity in earnings of Limited Partnerships	73,253	255,058
Net realized and unrealized gain (loss) from investment and foreign currency translation	(142,942)	1,818,998
Net income (loss)	$ (480,280)	$ 1,056,422
Income (loss) per unit of partnership interest (based on units outstanding at end of year):		
General partner	$ (205)	$ 452
Limited partners	$ (205)	452
Net income (loss) (based on units outstanding at end of year) allocated to:		
General partner	$ (8,664)	$ 19,072
Limited partners	(471,616)	1,037,350

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity
Years Ended December 31, 2009 and 2008

	General Partner		Limited Partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2007	42.2	$ 153,214	2,329.5	$ 8,464,017	2,371.7	$ 8,617,231
Withdrawal of capital	-	-	(34.2)	(135,000)	(34.2)	(135,000)
Increase (decrease) from operations:						
Net investment loss		(13,764)		(748,812)		(762,576)
Net realized gains		29,219		1,589,580		1,618,799
Net unrealized appreciation		3,614		196,585		200,199
Net income from operations		19,069		1,037,353		1,056,422
Balance, December 31, 2008	42.2	172,283	2,295.3	9,366,370	2,337.5	9,538,653
Increase (decrease) from operations:						
Net investment loss		(6,085)		(331,253)		(337,338)
Net realized loss		(3,462)		(188,410)		(191,872)
Net unrealized depreciation		883		48,047		48,930
Net income from operations		(8,664)		(471,616)		(480,280)
Balance, December 31, 2009	42.2	$ 163,619	2,295.3	$ 8,894,754	2,337.5	$ 9,058,373

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Schedule of Investments
December 31, 2009 and 2008

	2009	2008
Cash And Cash Equivalents (23.3%, Cost $2,106,515)	$ 2,106,515	$ 4,512,455
Open trade equity comprised of no individual futures contract position constituted greater than one percent of net asset value. Accordingly, the number of contracts and expiration dates are not presented:		
Interest rate futures denominated in:		
U.S. Dollar	-	67,075
Australia	-	6,519
British pound	-	4,925
Canadian dollar	-	2,876
European economic unit	-	17,950
Other futures denominated in U.S. dollars:		
Grain and oilseed	-	(15,175)
Bonds	(4,391)	36,140
Currencies	-	14,938
Stock Indices	38	13,577
Food and fiber	-	8,460
Metal and energy	-	7,284
Total open trade equity (-0.1%)	(4,353)	164,569
Investment in Limited Partnerships (57.5%)	5,207,290	2,334,038
Total (80.7%)	$ 7,309,452	$ 7,011,062

Note: Percentages in parenthesis represent each investment's percentage of partners' equity (net assets).

See Notes to Financial Statements.

Note 1. Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors).

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

The Partnership adopted the provisions included within Accounting Standards Codification ("ASC") Topic 740 related to the Accounting for Uncertainty in Income Taxes on January 1, 2009. As a result of this adoption, the Company did not recognize any additional liability for unrecognized tax benefits.

Investments: Open trade equity on daily cash-settled contracts represents the net unrealized gain (loss) on contracts that are settled in cash the following business day.

Note 2. Summary of Significant Accounting Policies (Continued)

Deposits with brokers in a foreign currency are valued daily based on the current exchange rate as of the end of the day.

The Partnership estimates the fair value of its investments in Limited Partnerships based on its capital account of the partnerships, which is also the value at which the partnerships could be redeemed at December 31, 2009.

Margin and other deposits at brokers: The Partnership deposits cash and U.S. government securities with brokers subject to Commodity Futures Trading Commission (CFTC) regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers.

Allocation of earnings: All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the then current unit value.

Cash and cash equivalents: Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments with an original maturity of three months or less when purchased.

Investments in money market and trading accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings. Open trade equity on daily cash-settled contracts represents the net unrealized gain (loss) on contracts that are settled in cash the following business day.

Revenue recognition: Commodity futures, options, and forward contracts, as well as securities transactions, are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain (loss). Fair value is based on quoted market prices. All commodity futures, options, and forward contracts are reflected at fair value in the financial statements.

Foreign currency transactions: The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of statement of assets and liabilities. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains (losses) resulting from the translation to U.S. dollars are reported in income currently.

Advisory fees: The Partnership's Advisors are paid a monthly management fee ranging from nil to 1/12 of 2% of allocated net assets, and an incentive fee ranging from 20% to 24% of net trading profits, if any.

Cash flows: The Partnership has elected not to provide a statement of cash flows as permitted by ASC Topic 230-10-15-4, *Statement of Cash Flows.*

Note 2. Summary of Significant Accounting Policies (Continued)

New accounting pronouncements: In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States. The topic is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In June 2006, the FASB issued the guidance which has been codified into the Accounting for Uncertainty in Income Taxes Topic. This topic clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The topic was originally effective for fiscal years beginning after December 15, 2006. The FASB deferred the effective date to annual financial statements for fiscal years beginning after December 15, 2008 for nonpublic companies. Prior to adoption of the topic, the Company continued to evaluate its uncertain tax positions and related income tax contingencies under the Accounting for Contingencies Topic. The adoption of this topic did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued the guidance which has been codified into the Subsequent Events Topic, which establishes general standards of accounting for disclosing events that occur after disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The topic is effective for annual financial periods ending after June 15, 2009 and has been adopted by the Company in 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments for Hedging Activities* (SFAS 161). SFAS 161 amends and expands disclosure requirements to provide users of financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance and cash flows. The Company adopted the provisions of SFAS 161 effective January 1, 2009. This statement was subsequently incorporated into ASC Topic 815, "Derivatives and Hedging."

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over-concentration on an individual advisor and overall Partnership basis, and calculating the Partnership's net asset value daily. While the general partner, itself, will not intervene in the markets to hedge or diversify the Partnership's market exposure, the general partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual, and the general partner's basic control procedures consist of the ongoing process of Advisors selection and monitoring.

Fair value: The derivative financial instruments used in the Partnership's trading activities are marked to market daily in the statement of assets, liabilities and partners' equity with the resulting unrealized gains (losses) recorded in the statement of operations.

At December 31, 2009, the Company held open future and forward foreign exchange contracts as follows:

	Long (L) Short (S)	Number of Contracts	Unrealized Gain (Loss)
Bonds	L	2	1,734
Stock Indices	S	2	268

For the years ended December 31, 2009 and 2008, the average fair values of the Partnership's open futures contracts, based on month-end amounts, were approximately $36,800 and $111,200, respectively.

Credit risk: Contract or notional amounts represent the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains (losses), rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a futures commission merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership also has credit risk because the sole

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. Approximately 19.6% and 44.3%, respectively, of the Partnership's total assets as of December 31, 2009 and 2008, are deposits with or open trade equity due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the CFTC pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange-traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases, limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas, in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. All of the Partnership's contracts were traded on an exchange as of December 31, 2009 and 2008.

Note 4. Financial Highlights

	2009	2008
Per unit operating performance:		
Net asset value, beginning of period	**$ 4,081**	$ 3,633
Income from investment operations:		
Net investment loss	**(145)**	(328)
Net realized and unrealized gains	**(61)**	776
Net asset value, end of period	**$ 3,875**	$ 4,081
Total return	**-5.05%**	12.33%
Net investment loss as a percentage of average net assets	**3.63**	8.50
Expense ratios:		
Expenses not including incentive fees	**3.66**	4.01
Total incentive fee expense	**-**	5.22
Expenses as a percentage of average net assets	**3.66%**	9.23%

The investment income ratio, expense ratio, and total income (loss) ratio, as presented in the above table, represents the item as compared to the average net asset values during 2009 and 2008. Per unit performance is based on average unit value outstanding throughout the year.

Note 5. Related-Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 1.5% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1% of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

During the years ended December 31, 2009 and 2008, the general partner earned management fees of $137,836 and $138,267, respectively, of which $11,353 and $12,046 were unpaid at December 31, 2009 and 2008, respectively.

Note 6. Partnership Units

Since the end of 1995, the Partnership has been closed to new investors. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so.

No limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

No partnership units were redeemed during 2009. In 2008, one partner redeemed 34.2 partnership units for $135,000.

Note 7. Fair Value

On January 1, 2008, the Partnership adopted ASC 820, *Fair Value Measurements and Disclosures*, and there was no impact to our financial statements for the years ended December 31, 2009 or 2008. ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Note 7. Fair Value (Continued)

In determining the appropriate levels, the Partnership performs a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Cash equivalents: The fair value of cash equivalents, which comprise money markets, is determined based off unadjusted quoted market prices in active markets for identical assets and are classified as Level 1 assets per the fair value hierarchy.

Open trade equity: The fair value of open trade equity, which comprises open positions in futures, is determined based off unadjusted quoted market prices in active markets for identical assets and, as such, are classified as Level 1 assets per the fair value hierarchy.

Investment in Limited Partnerships: The fair values of the limited partnerships are determined based off the Partnership's share of the audited equity of the limited partnerships. They have been classified as Level 3 assets per the fair value hierarchy by the Partnership.

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 2,106,515	$ 2,106,515	$ -	$ -
Open trade equity	(4,353)	(4,353)	-	-
Investment in Limited Partnerships	5,207,290	-	-	5,207,290
Total assets	$ 7,309,452	$ 2,102,162	$ -	$ 5,207,290

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis for which the Partnership has utilized Level 3 inputs to determine fair value.

	Investment in Limited Partnerships
Beginning balance, December 31, 2008	$ 2,334,038
Total gains or losses (realized/unrealized) included in earnings	73,252
Purchases, sales, issuances and settlements, net	2,800,000
Transfers in and/or out of Level 3	-
Ending balance, December 31, 2009	$ 5,207,290

Note 8. Subsequent Events

The Partnership has evaluated subsequent events through March 22, 2010, the date on which the financial statements were issued.

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the financial statements for the year ended December 31, 2009 is accurate and complete.

Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA
Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Meristem
Minnetonka, Minnesota

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Advisers Act of 1940 (the "Act"), that Meristem (the "Company") complied with certain provisions of rules 204-2(b) and 206(4)-2 of the Act as of September 30, 2009, and during the period from June 30, 2008 to September 30, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures are the tests as of September 30, 2009, performed as follows:

- Counted and inspected securities located at U.S. Bank in Minnetonka, Minnesota without prior notice to management
- Sent confirmations to cash and securities held by each custodian bank and broker in the name of the Company as agent or trustee for clients
- Agreed and tested the reconciliation of such cash and securities to books and records of client accounts maintained by the Company
- Sent confirmations with a selection of clients of the detail of cash and securities held by the Company on behalf of such clients

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements. In our opinion, management's assertion that the Company complied with the requirements of subparagraphs (1) and (2) of rule 206(4)-2(a) under the Act as of September 30, 2009, and has complied with rule 204-2(b) and the requirements of subparagraphs (3) and (4) of rule 206(4)-2(a) under the Act for the period from June 30, 2008 through September 30, 2009, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Meristem and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte + Touche LLP

March 15, 2010